SECURITIES AND EXCHANGE COMMISSION
                           Washington, DC  20549

                               SCHEDULE 13G

                 Under the Securities Exchange Act of 1934


                            (Amendment No. 3)*


                             Merix Corporation
                  ______________________________________
                             (Name of Issuer)


                               Common Stock
                  ______________________________________
                      (Title of Class of Securities)


                                 590049102
                  ______________________________________
                              (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  590049102


1.   NAME OF REPORTING PERSON:

          TEKTRONIX, INC.


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                                        (a)  /   /
                                        (b)  /   /
3.   SEC USE ONLY:


4.   CITIZENSHIP OR PLACE OF ORGANIZATION:

          OREGON


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:
     5.   SOLE VOTING POWER:
          2,000,000

     6.   SHARED VOTING POWER:
          0

     7.   SOLE DISPOSITIVE POWER:
          2,000,000

     8.   SHARED DISPOSITIVE POWER:
          0


9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:

          2,000,000


10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES:
                                        /  /

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

          32.3 PERCENT


12.  TYPE OF REPORTING PERSON:
          CO

Item 1(a).     Name of Issuer:

                    Merix Corporation

Item 1(b).     Address of Issuer's Principal Executive Offices:

                    1521 Poplar Lane
                    Forest Grove, OR 97116

Item 2(a).     Names of Persons Filing:

                    This Schedule 13G is filed on behalf of
                    Tektronix, Inc. ("Tektronix").

Item 2(b).     Address of Principal Business Office, or if none,
               Residence:

                    The principal business office of Tektronix is 26600 SW Parkway Avenue, Wilsonville, OR
                    97070.

Item 2(c).     Citizenship:

                    Tektronix is a corporation incorporated under the laws of Oregon.

Item 2(d).     Title of Class of Securities:

                    Common Stock

Item 2(e).     CUSIP Number:

                    590049102

Item 3.        Type of Reporting Person:

                    NOT APPLICABLE

Item 4.        Ownership:

                    On December 31, 1997, Tektronix held a total of 2,000,000 shares of the Issuer's Common Stock which represented approximately 32.3 percent of the class. Tektronix has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the 2,000,000 shares of the Issuer's Common Stock.

Item 5.        Ownership of Five Percent or Less of a Class:

                    NOT APPLICABLE


Item 6.        Ownership of More than Five Percent on Behalf of
               Another Person:

                    NOT APPLICABLE

Item 7.        Identification and Classification of the
               Subsidiary Which Acquired the Security Being
               Reported on By the Parent Holding Company:

                    NOT APPLICABLE

Item 8. Identification and Classification of Members of the Group:

                    NOT APPLICABLE

Item 9.        Notice of Dissolution of Group:

                    NOT APPLICABLE

Item 10.       Certification:

                    NOT APPLICABLE


                           SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 12, 1998

                              TEKTRONIX, INC.


                              By: /s/  JOHN P. KARALIS
                                  _________________________
                                     John P. Karalis
                                     Senior Vice President
















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